Exhibit 4.5

DESCRIPTION OF THE REGISTRANT’S SECURITIES

The following summary description of the Common Stock (as defined below) of Sigilon Therapeutics, Inc., or the Corporation, is based on the provisions of the Corporation’s fifth amended and restated certificate of incorporation (the “Amended and Restated Certificate”) and amended and restated by-laws (the “Amended and Restated By-laws”) and the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”). This information is not complete and is qualified by reference to the provisions of the Amended and Restated Certificate, the Amended and Restated By-laws, and the DGCL. The Amended and Restated Certificate and Amended and Restated By-laws are filed as exhibits to the Annual Report on Form 10-K to which this Description of Securities is an exhibit.

General

The Amended and Restated Certificate authorizes the Corporation to issue 175,000,000 shares of common stock, par value $0.001 per share (the “Common Stock”), and 25,000,000 shares of preferred stock, par value $0.001 per share. The Common Stock is registered under Section 12 of the Securities Exchange Act of 1934, as amended, and listed on the Nasdaq Global Select Market under the symbol “SGTX.”

Common Stock

Holders of the Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by the Corporation’s stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of Common Stock are entitled to receive proportionately any dividends as may be declared by the board of directors, subject to any preferential dividend rights of any series of preferred stock that the Corporation may designate and issue in the future.

In the event of the Corporation’s liquidation or dissolution, the holders of Common Stock are entitled to receive proportionately, the Corporation’s net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. Outstanding shares of Common Stock are validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that the Corporation may designate and issue in the future.

Preferred Stock

Under the terms of the Amended and Restated Certificate, the board of directors is authorized to direct the Corporation to issue shares of preferred stock in one or more series without stockholder approval. The board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing the board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or could discourage a third-party from seeking to acquire, a majority of the Corporation’s outstanding voting stock.

Anti-Takeover Effects of the Amended and Restated Certificate, the Amended and Restated By-laws and the DGCL

The Amended and Restated Certificate and Amended and Restated By-laws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors but which may have the effect of delaying, deferring or preventing a future takeover or change in control of the Corporation unless such takeover or change in control is approved by the board of directors.

These provisions include:

      Classified board.    The Amended and Restated Certificate provides that the board of directors is divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of the board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of the board. The Amended and Restated Certificate also provides that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by the board of directors.

       Action by written consent; special meetings of stockholders.    The Amended and Restated Certificate provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. The Amended and Restated Certificate and Amended and Restated By-laws also provide that, except as otherwise required by law, special meetings of the stockholders can only be called pursuant to a resolution adopted by a majority of the board of directors. Except as described above, stockholders will not be permitted to call a special meeting or to require the board of directors to call a special meeting.

      Removal of directors.    The Amended and Restated Certificate provides that the directors may be removed only for cause by the affirmative vote of at least 75% of the voting power of the outstanding shares of capital stock, voting together as a single class. This requirement of a supermajority vote to remove directors could enable a minority of the stockholders to prevent a change in the composition of the board.

      Advance notice procedures.    The Amended and Restated By-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of the stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given the Secretary of the Corporation timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the Amended and Restated By-laws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the Amended and Restated By-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Corporation.

       Supermajority approval requirements.    The DGCL generally provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless either a corporation’s certificate of incorporation or by-laws requires a greater percentage. The Amended and Restated Certificate and Amended and Restated By-laws provide that the affirmative vote of holders of at least 75% of the total votes eligible to be cast in the election of directors will be required to amend, alter, change or repeal specified provisions. This requirement of a supermajority vote to approve amendments to the Amended and Restated Certificate and Amended and Restated By-laws could enable a minority of the Corporation’s stockholders to exercise veto power over any such amendments.

      Authorized but unissued shares.    The Corporation’s authorized but unissued shares of Common Stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of Common Stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of the Common Stock by means of a proxy contest, tender offer, merger or otherwise.

      Exclusive forum.    The Amended and Restated Certificate provides that, subject to limited exceptions, the state or federal courts within the State of Delaware will be exclusive forums for (1) any derivative action or proceeding brought on the Corporation’s behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of the directors, officers or other employees to the Corporation or its stockholders, (3) any action asserting a claim against the Corporation arising pursuant to any provision of the DGCL, the Amended and Restated Certificate or the Amended and Restated By-laws, (4) any action to interpret, apply, enforce or determine the validity of the Amended and Restated Certificate or the Amended and Restated By-laws or (5) any other action asserting a claim against the Corporation that is governed by the internal affairs doctrine; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Securities and Exchange Act of 1934, as amended, or to any claim for which the federal courts have exclusive jurisdiction. The Amended and Restated Certificate also provides that, unless the Corporation consents in writing to the selection of an alternative forum, the U.S. federal district courts shall be the exclusive forum for the resolution of any claims arising under the Securities Act of 1933, as amended. Although the Corporation believes these provisions benefit it by providing increased consistency in the application of Delaware and certain federal securities laws, these provisions may have the effect of discouraging lawsuits against the directors and officers.

Section 203 of the DGCL

The Corporation is subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.

Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions: before the stockholder became interested, the corporation’s board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. The Corporation has not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of the Corporation may be discouraged or prevented.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock is Computershare Trust Company, N.A.